Exhibit 99.2

MATERIAL CHANGE REPORT
Form 51-102F3

Item 1	Name and Address of Company

Tower One Wireless Corp. the “Company”)
Suite 600 - 535 Howe Street
Vancouver, BC, Canada, V6C 2Z4

Item 2	Date of Material Change

 May 18, 2018.

Item 3	News Release

The Company issued a news release relating to the material change described herein on May 18, 2018, through Newswire. A copy of the news release is attached as Schedule “A” hereto.

Item 4	Summary of Material Change

On May 18, 2018 – the Company announced that further to its news release dated April 3, 2018, it has acquired 1,500 Series A shares of a Mexican-based private tower company representing 75% of its issued and outstanding share capital.

Item 5:	Full Description of Material Change

 Please see the attached Schedule “A”.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

 Not applicable

Item 7:	Omitted Information

 None

Item 8	Executive Officer

For further information, please contact:
Robert “Nick” Horsley, Director
nick@toweronewireless.com
(604) 559-8051

Item 9	Date of Report

 May 22, 2018

SCHEDULE “A”

TOWER ONE WIRELESS

TOWER ONE WIRELESS COMPLETES ACQUISITION OF MEXICO TOWER COMPANY WITH AT&T MASTER LEASE AGREEMENT

May 18, 2018 - Vancouver, BC, Canada - Tower One Wireless Corp (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) (“Tower One” or the “Company”) is pleased to announce that further to its news release dated April 3, 2018, it has acquired 1,500 Series A shares (the “Acquisition Shares”) of a Mexican-based private tower company representing 75% of its issued and outstanding share capital.

In consideration for the Acquisition Shares, the Company will issue 7,500,000 Class A common shares to a certain shareholder of the Mexican-based tower company at $0.185 per share for an aggregate value of $1,387,500. Following completion of the acquisition, the Company will own 90% of the issued and outstanding share capital of the Mexican-based private tower company, which will become a subsidiary of the Company.

The Mexican-based tower company, which owns, builds and leases cellular towers to the telecom industry in Mexico, includes a Master Lease Agreement with AT&T permitting it to be granted direct “Build-To-Suit” opportunities for AT&T.

About Tower One Wireless Corp.

Tower One builds, owns, and leases its portfolio of wireless infrastructure assets to wireless carriers on long-term contracts. Tower One is one of a few publicly traded small cap companies in the tower and wireless infrastructure industry. Tower One is operated by a team of telecom and finance professionals with a long history of success in the telecom and wireless infrastructure business. Tower One Wireless is currently focused on 4G & 5G LTE infrastructure expansion in Latin America and Tower services throughout the USA.

On Behalf of the Board of Directors

Robert ‘Nick’ Horsley - Director

Robert Nick Horsley
nick@toweronewireless. com

(917) 546-3016

www.toweronewireless.com
The CSE has not reviewed, and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

FORWARD LOOKING STATEMENTS

Certain statements in this release are forward-looking statements, which include regulatory approvals and other matters. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such information can generally be identified by the use of forwarding looking wording such as “may”, “expect”, “estimate”, “anticipate”, “intend”, “believe” and “continue” or the negative thereof or similar variations. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, estimates, forecasts, projections and other forward looking statements will not occur. Forward- looking statement are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements express or implied by such statements. These assumptions, risks and uncertainties include, among other things, the state of the economy in general and capital markets in particular, present and future business strategies, the environment in which the Company will operate in the future, and other factors, many of which are beyond the control of the Company. While such estimates and assumptions are considered reasonable by the management of the Company, they are inherently subject to significant business, economic, competitive and regulatory uncertainties and risks. There can be no assurance that the proposed Transaction will be completed or, if completed, will be successful.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, level of activity, performance or results to differ materially from those reflected in the forward-looking statements, including, without limitation: (i) that environmental laws and regulations may become more onerous; (ii) that the Company may not be able to raise additional funds when necessary; (iii) risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions with the business; (v) competition; (iv) the uncertainty of profitability based upon the Company’s history of losses; (xiii) risks related to environmental regulation and liability; (vi) risks associated with failure to maintain community acceptance, agreements and permissions (generally referred to as “social licence”); (vii) risks relating to obtaining and maintaining all necessary government permits, approvals and authorizations relating to the continued operation and development of the Company’s projects; (viii) risks related to the outcome of legal actions; (ix) political and regulatory risks; (x) risks related to current global financial conditions; and (xi) other risks and uncertainties related to the Company’s prospects, assets and business strategy. Important factors that could cause actual results to differ materially from the Company’s expectations include, litigation, global economic climate, loss of key employees and consultants, additional funding requirements, changes in laws, competition, and failure of counterparties to perform their contractual obligations. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. Investors are cautioned that forward-looking statements are not guarantees of future performance or events and, accordingly are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty of such statements.